EXHIBIT 21
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News Release
C-97018


Media Contacts:
Neil McGlone  (972) 995-4961            Kim Quirk  (972) 927-4990
              800-306-3305 (pager)      (972) 597-6500 (pager)
(Please do not publish these numbers.)



            Differentiated Products To Drive '97 Semiconductor Market

         Digital Signal Processing Solutions Cornerstone of TI Strategy


     Dallas, TX (March 6, 1997) -- The shape of semiconductor market trends in 1997 and beyond may just find a mold deep in the heart of Texas, according to presentations made today by Texas Instruments executives at the company's annual meeting for financial analysts and media.

     TI (NYSE:TXN) forecasts a moderate recovery in the 1997 worldwide semiconductor market of about 10 percent growth, following a decline of nine percent in 1996.

     The turnaround in the world semiconductor market is being led primarily by differentiated product areas such as digital signal processors and mixed-signal/analog chips, which should play right to the core of TI's strengths. These differentiated semiconductors are expected to be among the fastest growing areas of the market in 1997, outpacing the overall market by two to three times.

     "We are in a very strong leadership position in the digital signal processing solutions (DSPS) market," said Tom Engibous, TI president and chief executive officer. "We're by far the number one supplier of DSPs, and we've moved up to the number two supplier worldwide of mixed-signal/analog chips. Together, these capabilities provide significant competitive advantage to us and to our customers."

     Mr. Engibous said that in 1996 TI's leadership team developed a strategic direction that the company is using to build strong market positions and achieve a vision of 'world leadership in digital solutions for the networked society.'

     "The bottom line -- we believe DSPS is the biggest opportunity facing TI since perhaps the invention of the integrated circuit in 1958. And we are not going to miss it," he said.

Strength in End Equipment

     TI's chief economist Vladi Catto said the company's 1997 projection is based on continued strength in electronic end equipment, historically low levels of customer inventories, and reduced capital spending as a percent of industry revenues, which should help to better balance supply and demand.

     TI's DSPS strategy cuts across several high-growth end equipment markets around which it has formed worldwide business units to leverage TI's resources and capitalize on marketing, technology and product strengths. These businesses include wireless communications, networking, and mass storage systems, where TI has developed application-specific solutions and strong customer relationships.

     TI is one of the leading semiconductor suppliers to each of these key markets -- which are expected to grow at rates well above the historic semiconductor market rate.

     For example, TI's wireless communications business unit reached revenues of more than $500 million in 1996, while providing DSP solutions in 23 million digital cellular phones worldwide or about half of all digital cell phones made last year. Market researcher Dataquest projects more than 40 percent growth in the digital cellular market the next few years.

     Similarly, TI is now the second largest networking semiconductor supplier to the local- and wide-area network market, with about $400 million in revenues and about 30 percent market share in 1996, up from 18 percent.

     With its acquisition in 1996 of Silicon Systems, Inc. (SSi), TI became the largest supplier of DSP solutions to the mass storage market, with more than $1 billion in revenues. TI shipped 22 million units of DSPs to the hard disk drive market in 1996, and expects that number to grow to 73 million DSPs by 2000.

     "Our long-term financial model in this vision calls for average annual revenue growth of 20 percent and return on invested capital of 20 percent. As we begin to realize our vision, TI has the potential to move into the ranks of the premier electronics companies -- companies that typically earn recognition for a market capitalization several times their annual revenues."

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"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
1995:

With the exception of historical information, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, timely completion of announced asset sales, ability to enforce patents, availability of raw materials and critical manufacturing equipment, new plant startups, the regulatory and trade environment, and other risks indicated in filings with the Securities and Exchange Commission.

NOTE TO EDITORS: Texas Instruments Incorporated, headquartered in Dallas, Texas, is one of the world's foremost high technology companies, with sales or manufacturing operations in more than 30 countries. TI products and services include semiconductors; software productivity tools; mobile computing products and consumer electronics products; electrical controls; and metallurgical materials.

More information about TI is located on the World Wide Web at http://www.ti.com